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Consent of Independent Registered Public Accounting Firm

We, Goodman & Associates LLP, consent to the use of our report dated December 2, 2022, on the consolidated financial statements of Electrovaya Inc., which comprise the consolidated statement of financial position as at September 30, 2022, the related consolidated statement of earnings (operations), consolidated statement of comprehensive income, changes in shareholders' equity and cash flows for the years then ended, and the related notes, which is included in the Registration Statement on Form 40-F dated June 22, 2023 of Electrovaya Inc.

/s/ Goodman & Associates LLP

Chartered Professional Accountants
Toronto, Canada
June 22, 2023